UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 333-275005

ABOVE FOOD INGREDIENTS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

(306) 779-2268

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

ABOVE FOOD INGREDIENTS INC.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Press Release: Above Food Announces Acquisition of European-based Brotalia, S.L. (a Division of Grupo Enhol) June 27, 2024
99.2	Press Release: Above Food and Bite Acquisition Corp. Announce Completion of Business Combination June 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Above Food Ingredients Inc.

Date: June 28, 2024	By:	/s/ Lionel Kambeitz
		Name:	Lionel Kambeitz
		Title:	Chief Executive Officer

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